UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date August 15, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Ann Mangold	Hoi Ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0518	Tel: (852) 2894 6322
Email: ann.mangold@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Second Quarter 2008 Results

New York, August 15, 2008 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Highlights for Second Quarter 2008

•	Total revenues increased by 52.6% year-to-year and 20.0% quarter-on-quarter to RMB399.6 million (US$58.3 million).

•	Gross profit increased by 43.8% year-to-year and 18.5% quarter-on-quarter to RMB165.0 million (US$24.1 million).

•	Income from operations increased by 29.4% year-to-year and 8.3% quarter-on-quarter to RMB132.6 million (US$19.3 million).

•	Net income increased by 33.1% year-to-year and 8.7% quarter-on-quarter to RMB120.8 million (US$17.6 million).

•	Net income excluding share-based compensation expenses (non-GAAP) increased by 41.5% year-to-year and 14.9% quarter-on-quarter to RMB132.9 million (US$19.4 million). (Note 4)

•	Sales volume of biodiesel increased by 21.8% year-to-year and 15.8% quarter-on-quarter to 59,921 tons.

•	Average selling price of biodiesel increased by 33.5% year-to-year and 7.6% quarter-on-quarter to RMB5,933 (US$865.0) per ton.

		For the Three months ended
(in US$ thousands, except per share data)		June 30, 2007	March 31, 2008	June 30, 2008
		(Note 3)	(Note 3)	(Note 3)
Revenues		38,179	48,527	58,255
Gross profit		16,716	20,277	24,038
Income from operations		14,947	17,856	19,336
Net income		13,230	16,208	17,613

Net income per ordinary share - Diluted		0.097	0.097	0.105
Net income per ADS - Diluted		0.194	0.194	0.210
Non-GAAP net income per ADS - Diluted (Note 4)		0.200	0.202	0.231

Gross profit margin (Note 1)		43.8%	41.8%	41.3%
Net income margin (Note 2)		34.7%	33.4%	30.2%
Non-GAAP net income margin (Note 4)		35.9%	34.8%	33.3%

Sales volume of biodiesel	tons	49,182	51,761	59,921
Average selling price of biodiesel	RMB/ton	4,443	5,512	5,933
Sales volume of biodiesel by-products	tons	5,900	6,074	6,100
Average selling price of biodiesel by-products	RMB/ton	7,348	7,824	7,224

Note 1: Gross profit margin is defined as gross profit divided by revenues

Note 2: Net income margin is defined as net income divided by revenues

Note 3: Translation from RMB into US$ at RMB6.8591 to US$1.00, see “Currency Convenience Translation” below

Note 4: All non-GAAP (“Generally Accepted Accounting Principles”) measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

“Gushan continued to deliver growth during the second quarter of 2008 as production ramped up at our Beijing plant and despite a two-week shutdown of Gushan’s Sichuan plant following the tragic May 12 earthquake,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Our growth momentum is set to continue with the commencement of production at our new Shanghai plant at the end of June, bringing Gushan’s total annual biodiesel production capacity to 290,000 tons. With plans to raise the company’s annual biodiesel production capacity to 400,000 tons by the end of 2008 and 600,000 tons by the end of 2009, Gushan is well positioned to help meet continued and anticipated increased demand for diesel in China.”

Financial Results for the Second Quarter 2008

Revenues

The Company’s revenues amounted to RMB399.6 million (US$58.3 million) for the second quarter of 2008, representing an increase of 52.6% from RMB261.9 million for the second quarter of 2007 and an increase of 20.0% from RMB332.9 million for the first quarter of 2008. The growth in revenues was due to an increase in sales volume and to an increase in the average selling price of the Company’s biodiesel.

The sales volume of biodiesel amounted to 59,921 tons for the second quarter of 2008, representing an increase of 21.8% from 49,182 tons for the second quarter of 2007 and an increase of 15.8% from 51,761 tons for the first quarter of 2008.

The average selling price of biodiesel was RMB5,933 (US$865.0) per ton for the second quarter of 2008, representing an increase of 33.5% from RMB4,443 per ton for the second quarter of 2007 and an increase of 7.6% from RMB5,512 per ton for the first quarter of 2008.

The sales volume of biodiesel by-products amounted to 6,100 tons for the second quarter of 2008, representing an increase of 3.4% from 5,900 tons for the second quarter of 2007, and a consistent level compared to 6,074 tons for the first quarter of 2008.

The average selling price of biodiesel by-products was RMB7,224 (US$1,053.2) per ton for the second quarter of 2008, representing a decrease of 1.7% from RMB7,348 per ton for the second quarter of 2007 and a decrease of 7.7% from RMB7,824 per ton for the first quarter of 2008.

The year-to-year increase in the sales volume of biodiesel was mainly due to the commencement of production at the Company’s Beijing plant, which added an additional 50,000 tons to the Company’s annual biodiesel production capacity since January 2008, and an increase of 20,000 tons in the annual production capacity of Gushan’s Sichuan plant since the fourth quarter of 2007. The sequential quarterly increase in sales volume was principally attributed to the fact that our Beijing plant only started operating full capacity in March 2008. However, due to the earthquake in Sichuan province on May 12, 2008, Gushan’s Sichuan plant was required by the local government to suspend its operations for two weeks. As a result of the suspension, the sales volume of the Sichuan plant decreased by 13.9% on a sequential quarterly basis but increased by 17.1% on a year-to-year basis due to the enhanced capacity .

The increase in the average selling price of biodiesel was attributed to an increase in the retail selling price of diesel, resulting from increases in the guidance price of diesel set by the PRC government in November 2007 and June 2008 coupled with a continuing shortage of diesel supply in China and the Company’s commencement of sales in 2008 of some biodiesel products to chemical companies at higher selling prices than those prevailing in the diesel market.

The overall increase in sales volume of biodiesel by-products on a year-to-year basis was mainly due to increased sales volumes of glycerine, plant asphalt and refined glycerine. Those increases were partly offset by a decrease in sales volume of erucic acid and erucic amide, both of which are produced only at Gushan’s Sichuan plant which suspended operations for two weeks due to the earthquake in the second quarter of 2008.

The average selling prices of all biodiesel by-products increased individually on both a year-to-year and sequential basis. However, the average selling price of by-products as a group recorded a decrease on both a year-to-year and sequential basis. This decrease was mainly due to the decrease in sales volume of erucic acid and erucic amide, both of which command significantly higher selling prices than other by-products and are produced only in the Sichuan plant, as a result of the suspension of production at the Sichuan plant for two weeks due to the earthquake.

Cost of Revenues

Cost of revenues for the second quarter of 2008 totaled RMB234.7 million (US$34.2 million), representing an increase of 59.4% from RMB147.2 million for the second quarter of 2007 and an increase of 21.1% from RMB193.8 million for the first quarter of 2008. This increase was primarily attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil, which increased from RMB1,821 per ton in the second quarter of 2007 and from RMB2,287 in the first quarter of 2008 to RMB2,390 (US$348.4) per ton in the second quarter of 2008 as a result of the increase in our suppliers’ own running costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China.

Gross Profit

The Company’s gross profit for the second quarter of 2008 totaled RMB164.9 million (US$24.0 million), representing an increase of 43.8% from RMB114.7 million for the second quarter of 2007 and an increase of 18.5% from RMB139.1 million for the first quarter of 2008. The Company’s gross profit margin decreased slightly to 41.3% for the second quarter of 2008 from 43.8% for the second quarter of 2007 and 41.8% for the first quarter of 2008. The decrease in gross profit margin was principally attributable to a decline in sales of the higher margin erucic acid and erucic amide as a proportion of the overall sales as the Company added biodiesel production capacity in Beijing, where these biodiesel by-products are not produced, and also to reduced production of erucic acid and erucic amide in the second quarter of 2008 as a result of the suspension of production at the Sichuan plant due to the earthquake.

Research and Development Expenses

Research and development expenses totaled RMB0.4 million (US$0.1 million) in the second quarter of 2008, representing a stable level compared to RMB0.6 million for the second quarter of 2007 and RMB0.5 million for the first quarter of 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the second quarter of 2008 totaled RMB31.9 million (US$4.6 million), representing an increase from RMB11.5 million for the second quarter of 2007 and an increase from RMB16.2 million for the first quarter of 2008. The increase was mainly due to increases in share-based compensation, professional fees and staff costs. Share-based compensation for the second quarter of 2008 amounted to RMB11.5 million (US$1.7 million), representing an increase from RMB3.2 million for the second quarter of 2007 and an increase from RMB4.5 million for the first quarter of 2008, as a result of the share options granted in December 2007 and March 2008. Professional fees totaled RMB7.0 million (US$1.0 million), representing an increase from RMB2.5 million in the second quarter of 2007 and an increase from RMB1.7 million in the first quarter of 2008, largely as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated. Staff costs amounted to RMB4.7 million, representing an increase from RMB2.7 million for the second of 2007 and an increase from RMB3.9 million for the first quarter of 2008, mainly as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan.

Other Income (Expense)

Interest income for the quarter amounted to RMB9.5 million (US$1.4 million), representing an increase from RMB1.0 million for the second quarter of 2007 and a decrease from RMB11.0 million from the first quarter of 2008. The increase on a year-to-year basis was mainly due to interest earned on the net proceeds of our initial public offer in December 2007 whereas the decrease on a sequential basis was due to a slightly lower weighted average interest rate of our cash balance as a result of the changes in the portfolio of currencies. The Company incurred a foreign exchange gain of RMB4.6 million (US$0.7 million) for the second quarter of 2008, compared to a foreign exchange loss of RMB0.4 million for the second quarter of 2007 and a foreign exchange loss of RMB3.3 million for the first quarter of 2008. The exchange gain mainly resulted from the appreciation of the Company’s foreign currency holdings against US$ in the second quarter of 2008. In the second quarter of 2008, the Company donated RMB2.0 million to the municipal government of Mianyang for relief efforts following the May 12 earthquake, as a result of which we incurred other expense (net) of RMB1.6 million (US$0.2 million).

Income Tax Expense

Income tax expense for the first and second quarter of 2008 comprised Enterprise Income Tax (“EIT”) and provision for dividend withholding tax, whereas income tax expense for the second quarter of 2007 was purely EIT.

EIT for the second quarter of 2008 amounted to RMB16.8 million, representing an increase of 36.6% from RMB12.3 million for the second quarter of 2007 and an increase of 19.1% from RMB14.1 million for the first quarter of 2008. The increase in EIT on a year-to-year basis was mainly due to the increases in earnings before income tax contributed by Fuijian Gushan, Sichuan Gushan and Handan Gushan and the increase in the applicable EIT rate for Fujian Gushan from 0% in 2007 to 9% in 2008 as a result of the expiration of its tax holidays. The increase was partially offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Handan Gushan from 15% to 12.5% due to the transitional arrangement under the new EIT Law which came into effect from January 1, 2008. The increase in EIT on a sequential basis was mainly due to the increase in earnings before income tax contributed by Fuijian Gushan, Sichuan Gushan and Handan Gushan

In addition, under the new EIT Law, from January 1, 2008, non-resident enterprises are subject to withholding tax at the rate of 10% (unless reduced by a treaty) on various types of passive income such as dividends derived from sources within the PRC. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion (“China-HK Treaty”), Hong Kong tax residents are entitled to a reduced withholding tax rate of 5%. As all of the Company’s foreign-invested enterprises are directly held by subsidiaries with Hong Kong tax resident status, a rate of 5% is applicable to the calculation of this withholding tax. The Company has made provisions of RMB7.6 million (US$1.1 million) for the second quarter of 2008 and RMB5.4 million (USD0.8 million) for the first quarter of 2008 in respect of withholding tax.

Net Income

The Company’s net income amounted to RMB120.8 million (US$17.6 million) for the second quarter of 2008, representing an increase of 33.1% from RMB90.7 million for the second quarter of 2007 and an increase of 8.7% from RMB111.2 million for the first quarter of 2008.

Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB132.9 million (US$19.4 million) for the second quarter of 2008, representing an increase of 41.5% from RMB93.9 million for the second quarter of 2007 and an increase of 14.9% from RMB115.7 million for the first quarter of 2008.

Financial Condition

As of June 30, 2008, the Company had working capital of RMB1,091.1 million (US$159.1 million), reflecting total current assets of RMB1,243.1 million (US$181.2 million) and total current liabilities of RMB152.0 million (US$22.2 million). Of the total current assets, the Company had RMB1,152.6 million (US$168.0 million) in cash balance. During the second quarter of 2008, the Company paid a dividend of RMB68.4 million (US$10.0 million) for the 2007 fiscal year.

Recent Events

Sichuan province experienced a severe earthquake on May 12, 2008, of a reported magnitude of 8.0 on the Richter scale. Sichuan Gushan, which is located approximately 156 kilometers from the epicenter of the earthquake, was not damaged and no employees were injured. However, the local government required Sichuan Gushan to suspend production for two weeks as a safety precaution. Sichuan Gushan resumed production on May 26, 2008.

On June 28, 2008, the Company’s Shanghai plant commenced production, adding 50,000 (or approximately 15 million gallons) to the Company’s annual biodiesel production capacity.

On June 23, 2008, the Company filed a registration statement to the Securities and Exchange Commission (“SEC”) for a proposed follow-on public offering of ADSs in the United States. On July 8, 2008, the Company decided to terminate the proposed follow-on public offering due to stock market volatility and the then trading price for Gushan’s ADSs.

The Company has temporarily suspended operations at its Beijing plant from August 1, 2008 to September 20, 2008 due to recent heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the Olympic games. The Company believes that the government’s recent strict enforcement of measures controlling the movement of vehicles and goods in and out of the Beijing area have rendered biodiesel production at our Beijing plant impractical for the time being. The Company expects to resume biodiesel production at our Beijing plant after September 20. As a result of this suspension, based on current circumstances and barring any unforeseen events, the Company expects that the total 2008 biodiesel production volume produced by its Beijing plant will be reduced by approximately 10,000 tons, or approximately 3 million gallons, which it anticipates will reduce its overall production levels for the year.

Outlook for 2008

Gushan currently operates five production facilities, located in Sichuan, Heibei, Fujian, Beijing and Shanghai in China, with an annual total biodiesel capacity of 290,000 tons, or approximately 87 million gallons. Construction has commenced at our new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) and both plants are expected to begin production during the fourth quarter of 2008. In addition, the Company expects to increase the annual biodiesel production capacity at its Beijing plant from 50,000 tons (or approximately 15 million gallons) to 100,000 tons (or approximately 30 million gallons) in the fourth quarter of 2008. As a result, the Company expects that its annual total biodiesel capacity will reach 400,000 tons (or approximately 120 million gallons) by the end of 2008. However, as a result of the temporary suspensions of production at the Beijing and Sichuan plants and the fact that the additional biodiesel production capacity at Beijing, Chongqing and Hunan are expected to commence production at the end of the fourth quarter this year, and based on current circumstances and barring any unforeseen events, Gushan estimates that its total biodiesel production volume in 2008 will be approximately 250,000 tons, or approximately 75 million gallons, instead of 270,000 tons or approximately 81 million gallons as previously estimated. For the year 2009, Gushan plans to increase its annual biodiesel production capacity by 200,000 tons, or approximately 60 million to reach 600,000 tons, or approximately 180 million gallons by the end of 2009.

Interim Financial Statements

The unaudited condensed consolidated income statements and balance sheets accompanying this press release have been prepared by management using generally accepted accounting principles in the United States of America (U.S. GAAP). These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present cash flow information and all of the disclosures required by U.S. GAAP. The December 31, 2007 balance sheet was derived from audited consolidated financial statements of the Company. Certain amounts in the December 31, 2007 balance sheet have been reclassified to conform with current period presentation.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB 6.8591 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its first quarter 2008 earnings conference call at 8:30am U.S. Eastern Time (8:30pm Beijing / Hong Kong Time) on August 15, 2008.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1 866.578.5801

US Toll for International Callers: 1 617.213.8058

Hong Kong Toll: 852.3002.1672

Hong Kong Toll Free: 800.96.3844

China Toll Free: 10 800 130 0399

UK Toll Free: 00 800 280 02002

UK Toll for International Callers: 44 207 365 8426

Passcode for all regions: 98458091

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 12:00 a.m. Hong Kong Time) until August 22, 2008 and may be accessed by phone at the following numbers.

US Toll Free: 1 888 286 8010

US Toll for International Callers: 1 617 801 6888

Passcode for all regions: 78217846

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 290,000 tons. The company targets to increase its annual production capacity to 400,000 tons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and basic and diluted net income per ADS excluding share-based compensation . The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation , and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except share data and number of shares)

	For the Three Month Ended
	June 30, 2007	March 31, 2008	June 30, 2008
	RMB	RMB	RMB	USD
Revenue	261,877	332,854	399,579	58,255
Cost of revenues	147,219	193,770	234,695	34,217

Gross profit	114,658	139,084	164,884	24,038

Operating expenses

Research and development	(599)	(454)	(365)	(53)
Selling, general and administrative	(11,534)	(16,154)	(31,891)	(4,649)

Total operating expenses	(12,133)	(16,608)	(32,256)	(4,702)

Income from operations	102,525	122,476	132,628	19,336

Other income (expense):
Interest income	1,019	10,952	9,538	1,391
Foreign currency exchange gains (losses)	(449)	(3,300)	4,577	667
Other income (expenses), net	(25)	500	(1,574)	(229)

Earnings before income tax	103,070	130,628	145,169	21,165
Income tax expense	(12,329)	(19,458)	(24,361)	(3,552)

Net income	90,741	111,170	120,808	17,613

Net income per ordinary share
- Basic	0.733	0.666	0.724	0.106
- Diluted	0.662	0.664	0.721	0.105
Net income per ADS
- Basic	1.466	1.332	1.448	0.211
- Diluted	1.324	1.328	1.442	0.210
Weighted average ordinary shares outstanding
- Basic	123,820,000	166,831,943	166,831,943	166,831,943
- Diluted	137,035,527	167,440,885	167,653,873	167,653,873
Weighted average ADS outstanding
- Basic	61,910,000	83,415,972	83,415,972	83,415,972
- Diluted	68,517,764	83,720,443	83,826,936	83,826,936
Share-based compensation expenses included in:-

Cost of revenues	—	62	547	80

Research and development expenses	—	3	44	6

Selling, general and administrative expenses	3,179	4,482	11,540	1,682

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2007	June 30, 2008
	RMB	RMB	USD
ASSETS
Current assets:
Cash	1,380,735	1,152,554	168,033
Accounts receivable	31,110	27,380	3,992
Inventories	31,580	51,163	7,459
Prepaid expenses and other current assets	11,851	10,132	1,477
Deferred income tax assets	—	1,848	269

Total current assets	1,455,276	1,243,077	181,230

Property, plant and equipment, net	807,371	1,189,341	173,396
Land use rights	42,812	58,463	8,524
Other assets	4,335	3,780	551

Total assets	2,309,794	2,494,661	363,701

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	776	3,323	484
Accounts payable for property, plant and equipment and land use rights	52,857	91,784	13,381
Accrued expenses and other payables	55,708	40,298	5,876
Income taxes payable	19,152	16,603	2,421

Total current liabilities	128,493	152,008	22,162

Deferred income tax liabilities	—	12,871	1,876
Deferred income	—	14,635	2,134

Total liabilities	128,493	179,514	26,172

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,436,862	1,453,540	211,914
Accumulated other comprehensive loss	(4,412)	(50,821)	(7,409)
Retained earnings	748,850	912,427	133,024

Total shareholders’ equity	2,181,301	2,315,147	337,529

Total liabilities and shareholders’ equity	2,309,794	2,494,661	363,701

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except share data)

	For the Three Month Ended
	June 30, 2007	March 31, 2008	June 30, 2008
	RMB	RMB	RMB	USD
GAAP net income	90,741	111,170	120,808	17,613
Share-based compensation	3,179	4,547	12,131	1,768

Non-GAAP net income	93,920	115,717	132,939	19,381

GAAP net income per ADS - Basic	1.466	1.332	1.448	0.211
Share-based compensation per ADS - Basic	0.051	0.055	0.146	0.021

Non-GAAP net income per ADS - Basic	1.517	1.387	1.594	0.232

GAAP net income per ADS - Diluted	1.324	1.328	1.442	0.210
Share-based compensation per ADS - Diluted	0.047	0.054	0.144	0.021

Non-GAAP net income per ADS - Diluted	1.371	1.382	1.586	0.231